Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated November 26, 2012

The notes are being offered by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-5 of the MTN prospectus supplement.

The estimated initial value of the notes at the time the terms of the notes are set will be less than the public offering price. See “Summary” on the following page, “Risk Factors” on page TS-4 of this term sheet and “Structuring the Notes” on page TS-6 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$1,000.00	$
Underwriting commission (1) (2)	$ 17.50	$
Proceeds, before expenses, to BAC	$ 982.50	$

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting commission will be $982.50 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

December     , 2012

Units

$1,000 principal amount per unit

CUSIP No.

Bank of America

Pricing Date* December     , 2012

Settlement Date* December     , 2012

Maturity Date* December     , 2022

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Fixed to Floating Rate Notes with a Cap

Maturity of approximately ten years

Interest payable quarterly, beginning in March 2013

The notes will accrue interest at the following rates:

From the settlement date to, but excluding, December     , 2014: at a fixed rate of 4.00% per annum.

From December     , 2014 to, but excluding, the maturity date: at a floating rate equal to 3-month LIBOR plus the Spread, which will be at least 0.15% (to be determined on the pricing date). The maximum rate of interest payable on the notes during any interest period is 7.00%

Payment of principal plus any accrued and unpaid interest at maturity

All payments are subject to the credit risk of Bank of America Corporation

Limited secondary market liquidity, with no exchange listing

Fixed to Floating Rate Notes with a Cap, due December , 2022

Summary

The Fixed to Floating Rate Notes with a Cap, due December     , 2022 (the “notes”), are our senior debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

From the settlement date to, but excluding, December     , 2014, the notes will bear interest at the fixed rate of 4.00% per annum. From December     , 2014 to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to 3-month LIBOR (the “Reference Rate”) plus the Spread (to be determined on the pricing date). During the Floating Rate Period (as defined below), the interest rate payable on the notes will not be greater than 7.00% per annum (the “Cap”).

Payments on the notes depend on our credit risk and on the level of the Reference Rate during the Floating Rate Period. The economic terms of the notes (including the Spread) are based on the rate we would pay to borrow funds through the issuance of fixed-to-floating notes and the terms of certain related hedging arrangements. The implied borrowing rate for these notes is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in borrowing rate, as well as the underwriting commission and the hedging related charge described below, will reduce the economic terms of the notes to you and the estimated initial value of the notes.

Due to these factors, the public offering price you pay to purchase the notes will be greater than the estimated initial value of the notes determined immediately at the time the terms of the notes are set. This estimated initial value is expected to be between $926.35 and $950.34 per unit. The estimated initial value will be calculated shortly before pricing and will be set forth in the final term sheet made available to investors in the notes. For more information about the estimated initial value and the structuring of the notes, see “Structuring the Notes” on page TS-6.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000.00 per unit
Term:	Approximately ten years
Payment at Maturity:

At maturity, you will receive for each unit of your notes a cash payment of $1,000 plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors — Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes” on page TS-4 of this term sheet.

Interest Periods:

Quarterly. Each interest period (other than the first interest period, which will begin on the settlement date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Interest Payment Dates:

March     , June     , September     , and December of each year, beginning on March     , 2013, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Description of Debt Securities — Payment of Principal, Interest, and Other Amounts Due” beginning on page 24 of the prospectus.

Interest Rate:

Fixed Rate Period. From the settlement date to, but excluding, December     , 2014, the notes will bear interest at a fixed rate of 4.00% per annum.

Floating Rate Period. From December     , 2014 to, but excluding, the maturity date (the “Floating Rate Period”), the notes will bear interest at a per annum floating rate equal to the Reference Rate plus the Spread. The maximum rate of interest payable on the notes during the Floating Rate Period will be the Cap.

For additional information as to the calculation of interest during the Floating Rate Period, see “Description of Debt Securities — Floating-Rate Notes” beginning on page 15 of the prospectus.

Spread:	The Spread will be at least 0.15% (to be determined on the pricing date).
Cap:	7.00% per annum
Reference Rate:

3-Month U.S. Dollar LIBOR that appears on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day (as defined below), as determined by the calculation agent in the manner described in the section entitled “Description of Debt Securities — Floating-Rate Notes” beginning on page 15 of the prospectus. The Reference Rate is more fully described beginning on page TS-7.

Day Count Fraction:	30/360
Listing:	The notes will not be listed on any securities exchange.
Fees and Charges:	The underwriting commission of $17.50 per unit listed on the cover page and the hedging related charge of $7.50 per unit described in “Structuring the Notes” on page TS-6.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC

Fixed to Floating Rate Notes	TS-2

Fixed to Floating Rate Notes with a Cap, due December , 2022

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the sum of the interest payments on the notes will be sufficient to provide you with your desired return.

▪

You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each quarterly interest period of the notes during the Floating Rate Period will not be greater than the Cap.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the implied borrowing rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Payment at Maturity.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the sum of the interest payments on the notes will not be sufficient to provide you with your desired return.

▪	You seek an investment with a fixed or guaranteed rate of return throughout the term of the notes.

▪	You seek an uncapped return on your investment.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take our credit risk, as the issuer of the notes.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

Fixed to Floating Rate Notes	TS-3

Fixed to Floating Rate Notes with a Cap, due December , 2022

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes entails significant risks, many of which differ from those of a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-5 of the MTN prospectus supplement identified above under “Terms of the Notes.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of each payment of interest and the principal amount at maturity is dependent upon our ability to repay our obligations on the applicable interest payment date and the maturity date. No assurance can be given as to what our financial condition will be on any payment date. If we default upon our financial obligations, you may not receive any payments due on the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of the Reference Rate during the Floating Rate Period, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

A trading market is not expected to develop for the notes. Neither we nor MLPF&S is not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be less than if an active market existed.

The public offering price you pay for the notes will exceed their estimated initial value.

The estimated initial value of the notes that will be provided in the final term sheet is an estimate only, calculated to reflect the costs and charges included in the notes and the implied borrowing rate at the time the terms of the notes are set, and is provided for informational purposes only. The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.

If you attempt to sell the notes prior to maturity, their market value, if any, may be lower than the price you paid for them and lower than their estimated initial value.

This is due to, among other things the implied borrowing rate we pay to issue the notes, and the inclusion in the public offering price of the underwriting commission and the hedging related charge, all as further described in “Structuring the Notes” on page TS-6. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Changes in Interest Rates. Changes in prevailing interest rates may adversely impact the market value of the notes. However, as the levels of prevailing interest rates increase or decrease, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of market interest rates have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect the value of the notes.

•

Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

Fixed to Floating Rate Notes	TS-4

Fixed to Floating Rate Notes with a Cap, due December , 2022

•

Time to Maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning market interest rates prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach the expected remaining payments on the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, is the calculation agent for the notes and, as such, will determine the rate of interest on the notes for each interest period during the Floating Rate Period. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if the Reference Rate is unavailable on any interest determination period, as described beginning on page 18 of the prospectus. The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

Fixed to Floating Rate Notes	TS-5

Fixed to Floating Rate Notes with a Cap, due December , 2022

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, and will receive the indicated underwriting commission. MLPF&S may sell a portion of the notes to one or more other broker-dealers that will participate in the offering at a purchase price equal to 98.25% of the principal amount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. If you place an order with MLPF&S to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting commission for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

The value of the notes shown on your MLPF&S account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Structuring the Notes

The notes are our debt securities. As is the case for all of our debt securities, including these notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because notes of this kind result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable estimated maturity and is generally lower by an amount ranging from 0.25% to 0.50% per annum (equivalent to $24.66 to $48.65 per unit) at the time we commence the offering of the notes. This generally relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with the notes, typically reduces the estimated initial value of the notes at the time the terms of the notes are set.

In order to meet our payment obligations under the notes, at the time we issue them, we may choose to enter into certain hedging arrangements with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $7.50 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

The lower implied borrowing rate, the underwriting commission and the hedging -related costs and charges, reduce the economic terms of the notes to you and result in the estimated initial value for the notes (estimated at the time the terms of the notes are set) being less than the public offering price for the notes. For further information, see “Risk Factors” beginning on page S-5 and “Use of Proceeds” on page S-11 of the MTN prospectus supplement.

Fixed to Floating Rate Notes	TS-6

Fixed to Floating Rate Notes with a Cap, due December , 2022

3-Month U.S. Dollar LIBOR

The Reference Rate, 3-Month U.S. Dollar LIBOR, will be determined based on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day. For additional information as to the determination of the Reference Rate, see “Description of Debt Securities — Floating-Rate Notes — LIBOR Notes” on page 18 of the prospectus.

The following graph sets forth the historical performance of the Reference Rate in the period from January 1, 2007 through November 19, 2012. Any historical upward or downward trend in the Reference Rate during any period set forth below is not an indication that the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes. On November 19, 2012, the Reference Rate was 0.3115%.

Fixed to Floating Rate Notes	TS-7

Fixed to Floating Rate Notes with a Cap, due December , 2022

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

The notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and one or more qualified floating rates. Under Treasury regulations applicable to such instruments, you generally will be required to account for interest on the notes as described below. You will be required to construct an “equivalent fixed rate debt instrument” for the notes and apply the general rules applicable to debt instruments described under the section of the prospectus entitled “U.S. Federal Income Tax Considerations — Taxation of Debt Securities.” The applicable rules require (i) replacing the initial fixed rate by a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) determining the fixed rate substitute for each floating rate. The fixed rate substitute for each qualified floating rate is the value of the rate on the issue date of the notes. The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the rates on the notes. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitutes. The amount of OID is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is taken into account as if the holder held the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Consequences to U.S. Holders — Original Issue Discount” for a discussion of these rules. Under these rules, the notes may be issued with OID. Whether the notes will be treated as being issued with OID will depend on rates in effect on the issue date and, in that event, the final pricing supplement will so specify. You will be required to make appropriate adjustments for interest actually paid on the notes. Qualified stated interest and OID, if any, allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID, if any, for the accrual period.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID previously included in income with respect to the note, and decreased by the amount of any payment (other than a payment of qualified stated interest) received in respect of the note. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Fixed to Floating Rate Notes	TS-8

Fixed to Floating Rate Notes with a Cap, due December , 2022

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) neither MLPF&S nor any of its affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Fixed to Floating Rate Notes	TS-9